Exhibit 3.1

ARTICLES OF AMENDMENT
TO
GLIMCHER REALTY TRUST
AMENDED AND RESTATED DECLARATION OF TRUST

Glimcher Realty Trust, a real estate investment trust organized and existing under the laws of the State of Maryland (the “Trust”), and having its executive office at 180 East Broad Street, Columbus, Ohio 43215, hereby certifies to the State Department of Assessments and Taxation of Maryland (the “Department”) that:

FIRST.  The Trust desires to and does amend its Amended and Restated Declaration of Trust as currently in effect and as hereinafter provided.

SECOND.  Article VI, Section 6.1 is hereby deleted in its entirety and amended by deleting the following text from such section:

Section 6.1   Shares.  The beneficial interest in the Trust shall be divided into Shares.  The total number of Shares which the Trust has authority to issue is 150,000,000, $.01 par value per share, and shall consist of Common Shares and such other types or classes of Securities of the Trust as the Trustees may create and authorize from time to time and designate as representing a beneficial interest in the Trust.  Shares may be issued for such consideration as the Trustees determine or, if issued as a result of a Share dividend or Share split, without any consideration, in which case all Shares so issued shall be fully paid and nonassessable by the Trust.

and replacing it with the following:

“SECTION 6.1 Shares.  The beneficial interest in the Trust shall be divided into Shares.  The total number of Shares which the Trust has authority to issue is 250,000,000, $0.01 value per share, and shall consist of Common Shares and such other types or classes of Securities of the Trust as the Trustees may create and authorize from time to time and designate as representing a beneficial interest in the Trust. Shares may be issued for consideration as the Trustees determine or, if issued as a result of a Share dividend or Share split, without any consideration, in which case all Shares so issued shall be fully paid and non-assessable by the Trust.”

THIRD.  The foregoing amendment has been duly authorized and approved by the Trust’s Board of Trustees and approved by the Trust’s shareholders in the manner and by the vote required by law.

FOURTH.  The aggregate par value of all authorized shares without giving effect to these Articles of Amendment is $1,500,000. The aggregate par value of all authorized shares upon giving effect to these Articles of Amendment will be $2,500,000.

FIFTH.  These Articles of Amendment have not changed the information required by subsection (b)(2)(i) of Section 2−607 of the Maryland General Corporation Law.

SIXTH.  The undersigned Chairman of the Board and Chief Executive Officer of the Trust acknowledges these Articles of Amendment to be the act of the Trust and as to all matters or facts required to be verified under oath, that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and such statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Trust has caused these Articles of Amendment to be executed under seal in its name and on its behalf by its Chairman of the Board and Chief Executive Officer and attested to by its Secretary on this 6th day of May, 2011.

ATTEST	GLIMCHER REALTY TRUST

/s/ Kim A. Rieck	/s/ Michael P. Glimcher
Kim A. Rieck Senior Vice President, General Counsel, and Secretary	Michael P. Glimcher Chairman of the Board & Chief Executive Officer